

September 17, 2009

Ms. Hua Meng
Chief Financial Officer, Dahua Inc.
19th Floor, Building C,
Tianchuangshiyuan, Huizhongbeili
Chaoyang District, Beiging, China 100012

Re: **Dahua, Inc.**
Form 10-K for the year ended December 31, 2008
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
File No. 0-49852

Dear Ms. Meng:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief